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                     November 12, 2020

       Gerry McClinton
       Chief Financial Officer, Chief Operating Officer and Director Capstone Companies, Inc.
       431 Fairway Drive
       Suite 200
       Deerfield Beach Florida 33441

                                                        Re: Capstone Companies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            File No. 000-28831

       Dear Mr. McClinton:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing